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AUG 28 2008

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SECU 08032466 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sonterra Boulevard, Suite 230
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley (210)490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA WHITE
MY COMMISSION EXPIRES
April 24, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company), as of June 30, 2008, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
August 22, 2008

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2008

ASSETS		
Current Assets:		
Cash	$	77,810
Cash - Retirement Plan		16,169
Accounts Receivable - Commissions		2,472
Accounts Receivable - Employees		7,159
Prepaid Expenses		68,133
Total Current Assets		171,743
Fixed Assets:		
Office Equipment		133,610
Furniture & Fixtures		14,859
Leasehold Improvements		26,098
Total Fixed Assets		174,567
Accumulated Depreciation		(117,175)
		57,392
Other Assets:		
Security Deposits		6,605
Investments		8,035
Total Other Assets		14,640
TOTAL ASSETS	$	243,775
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	15,276
Accrued Liabilities		22,962
Income Tax Payable		4,406
Current Portion of Note Payable		7,356
Total Current Liabilities		50,000
Long-Term Liabilities:		
Deferred Tax Liability		4,175
Note Payable, Less Current Portion		12,764
Total Long-Term Liabilities		16,939
Total Liabilities		66,939
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		81,500
Other Comprehensive Income		(135)
Retained Earnings		91,971
Total Stockholders' Equity		176,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	243,775

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2008

Revenues		
Commission Income	$	3,359,741
Other Income		35,000
Interest Income		1,153
		3,395,894
Expenses		
Advertising		6,124
Business Promotion		35,578
Commissions		2,597,424
Contract Labor		4,609
Depreciation		13,542
Dues and Subscriptions		1,742
Other Taxes		7,338
Insurance - Medical		33,046
Insurance - Liability		8,024
Interest		4,954
Licenses and Examination Fees		34,932
Office		93,372
Payroll Taxes		133,677
Postage and Shipping		10,080
Professional Fees		229,514
Salaries		104,967
Storage and Equipment Rental		10,821
Training and Education		4,249
Travel and Entertainment		10,484
Other Expenses		600
		3,345,077
Income (Loss) Before Provision for Income Taxes		50,817
Provision (Benefit) for Income Taxes		
Current		4,406
Deferred		3,876
Total Income Tax Provision (Benefit)		8,282
Net Income (Loss)	$	42,535

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance - June 30, 2007, as previously stated	$ 3,500	$ 81,500	$ 813	$ 91,107	$ 176,920
Cumulative effect of change in depreciation	-	-	-	8,329	8,329
Balance - June 30, 2007, as restated	3,500	81,500	813	99,436	185,249
Net Income (Loss)	-	-	-	42,535	42,535
Dividends Paid	-	-	-	(50,000)	(50,000)
Unrealized Gain (Loss) on Investments	-	-	(948)	-	(948)
Balance - June 30, 2008	$ 3,500	$ 81,500	$ (135)	$ 91,971	$ 176,836

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2008

Cash Flows from Operating Activities:		
Net Income (Loss)	$	42,535
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		13,542
(Increase) Decrease in:		
Accounts Receivable - Commission		15,117
Accounts Receivable - Employees		26,042
Security Deposits		650
Prepaid Expenses		(824)
Increase (Decrease) in:		
Accounts Payable		8,182
Accrued Liabilities		17,714
Commissions Payable		(10,478)
Income Tax Payable		2,339
Deferred Tax Liability		3,876
Net Cash Provided (Used) by Operating Activities		118,695
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(38,655)
Net Cash Provided (Used) by Investing Activities		(38,655)
Cash Flows from Financing Activities:		
Proceeds from Note Payable		23,474
Payments on Note Payable		(3,354)
Dividends Paid		(50,000)
Net Cash Provided (Used) by Financing Activities		(29,880)
Net Increase (Decrease) in Cash		50,160
Cash Balance - June 30, 2007		43,819
Cash Balance - June 30, 2008	$	93,979
Reconciliation to Statement of Financial Condition:		
Cash	$	77,810
Cash - Retirement Plan		16,169
Total Cash	$	93,979
<u>Supplemental Information:</u>		
Interest Paid	$	4,954
<u>Noncash Investing Activity:</u>		
Unrealized Loss on Investment	$	948

Notes to the Financial Statements
June 30, 2008

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988 to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds, stocks, and fully disclosed general securities on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2008 was $13,542 (see also Note E).

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. Related to the commissions receivable, there is the commission paid to the broker, which is accrued for as commissions payable. As of June 30, 2008, the Company had commissions receivable and commissions payable of $2,472 and $0, respectively.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs

Advertising costs are expensed as incurred and were $6,124 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2008.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. As part of this arrangement, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2008, the Company received commissions totaling $3,350,510, from the sale of joint venture interests issued by Combined. The Company had a receivable of $2,472 due from Combined as of June 30, 2008.

During the year ended June 30, 2008, the Company paid $18,000 to the father of the President of the Company for professional services.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense at statutory rate	$ 7,623
Permanent Differences	659
Temporary Differences	(3,876)
Net Current Tax Expense	$ 4,406

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:	
Temporary Depreciation Differences	$ (3,876)
	$ (3,876)

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 4,175

Note D – Note Payable

On December 19, 2007, the Company entered into a $23,474 note payable with CIT Technology Financing Services, Inc. The note bears interest at 11.6% and is payable in monthly installments of $776 with a maturity date of December 2010. The note is secured by equipment. The balance at June 30, 2008 was $20,120.

Maturities of principal on the note payable for each of the next five (5) years are as follows:

Year Ending June 30,		Payments
2009	$	7,356
2010		8,260
2011		4,504
	$	20,120

Note E – Change in Depreciation of Fixed Assets

Prior to 2008, the Company depreciate fixed assets using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

Beginning with the year ended June 30, 2008, the Company changed its method for depreciating fixed assets for financial reporting purposes to comply with GAAP by depreciating such assets over the estimated useful lives (see Note A).

The cumulative effect of this change resulted in a restatement of beginning retained earnings as of July 1, 2007. Beginning retained earnings was increased by $8,329.

Note F – Significant Concentrations of Credit Risk

The Company maintains its cash balances in two banks located in San Antonio, Texas. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2008, the bank balance at one bank had exceeded FDIC coverage in the amount of $118,429.

Note G - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2008, commissions from the sale of joint venture interests that Combined issued aggregated $3,350,510 or 99.7% of total commission income.

Note H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2008, the Company had net capital of $38,346, which was $33,346 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.64 to 1.

Note I - Operating Leases

The Company leases office equipment accounted for under operating leases expiring in various years through 2012. For the year ended June 30, 2008, rental expense for those leases was $9,140.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of June 30, 2008 for each of the remaining years and in the aggregate are:

Year Ended June 30,		Amount
2009		6,663
2010		6,600
2011		6,600
2012		5,500
Total minimum future rental payments	$	25,363

Note J - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2008.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2008

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 176,836
Add: Other Deductions or Allowable Credits – Deferred Income Tax Liability	4,175
Less: Nonallowable Assets	141,470
Net Capital before Haircuts on Securities	39,541
Haircuts on Securities	(1,195)
Net Capital	38,346
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 33,346

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 38,238
Note Payable	20,120
Income Tax Payable – Current	4,406
Total Aggregate Indebtedness	$ 62,764
Ratio: Aggregate Indebtedness to Net Capital	**1.64 to 1**

THE CHAMPION GROUP, INC.

Schedule II - Other Reporting Requirements
June 30, 2008

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	48,295
Difference – Year-end Audit Adjustments		9,949
Net Capital per Schedule I	$	38,346

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, including control activities for safeguarding securities, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5
(CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
August 22, 2008

Daniels Butler

END